UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)
RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Hemisphere Media Group, Inc.
(Name of the Issuer)

Hemisphere Media Group, Inc.
Hemisphere Media Holdings, LLC
HWK Parent, LLC
HWK Merger Sub 1, Inc.
HWK Merger Sub 2, LLC,
Searchlight II HMT, L.P.,
Searchlight II HMT GP, LLC
Eric Zinterhofer, Andrew Frey,
Gato Investments LP Gemini Latin Holdings, LLC,
Peter M. Kern
(Names of Persons Filing Statement)
Class A Common Stock, Par Value $0.0001 per share
Class B Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)
Class A Common Stock: 42365Q103
(CUSIP Number of Class of Securities)

Alan J. Sokol
Chief Executive Officer and President
Hemisphere Media Group, Inc.
4000 Ponce de Leon Blvd., Suite 650
Coral Gables, FL 33146
(305) 421-6364
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to
Jeffrey D. Marell Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	Oliver Smith Darren Schweiger Davis Polk & Wardell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Andrew W. Ment Covington & Burling LLP 620 Eighth Avenue New York, NY 10018 (212) 841-1000	David Allinson David Beller Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200
This statement is filed in connection with (check the appropriate box):
a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION
This Amendment No. 3 (this “Final Amendment”) to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Hemisphere Media Group, Inc. (“Hemisphere” or the “Company”), a Delaware corporation and the issuer of the Class A common stock, par value $0.0001 per share (the “Class A Shares”), and the Class B common stock, par value $0.0001 (the “Class B Shares” and, together with the Class A Shares, the “Shares”), that is subject to the Rule 13e-3 transaction, (ii) Hemisphere Media Holdings, LLC, a Delaware limited liability company and wholly owned indirect subsidiary of the Company (“Holdings LLC”), (iii) HWK Parent, LLC, a Delaware limited liability company (“Parent”), (iv) HWK Merger Sub 1, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub 1”), (v) HWK Merger Sub 2, LLC, a Delaware limited liability company and wholly owned subsidiary of Merger Sub 1 (“Merger Sub 2”), (vi) Searchlight II HMT, L.P., a Delaware limited partnership (“Searchlight II LP”), (vii) Searchlight II HMT GP, LLC, a Delaware limited liability company and general partner of Searchlight II LP (“Searchlight II GP”), (viii) Eric Zinterhoffer, one of two managing members of Searchlight II GP, (ix) Andrew Frey, one of two managing members of Searchlight II GP, (x) Gato Investments LP, a Delaware limited partnership and sole member of Parent (“Gato”), (xi) Gemini Latin Holdings, LLC, a Delaware limited liability company and general partner of Gato (“Gemini”) and (xii) Peter M. Kern, the controlling person of Gemini. Parent, Merger Sub 1, Merger Sub 2, Gato, Gemini and Peter M. Kern are Filing Persons of this Transaction Statement because they are affiliates of the Company under the SEC rules governing “going-private” transactions.
This Transaction Statement relates to the Agreement and Plan of Merger, dated as of May 9, 2022 (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Holdings LLC, Parent, Merger Sub 1 and Merger Sub 2, pursuant to which, subject to the satisfaction or waiver of certain conditions and on the terms set forth therein, (i) Merger Sub 1 will merge with and into the Company, with the Company as the surviving corporation (the “Company Merger”) and (ii) substantially simultaneously with the Company Merger, Merger Sub 2 will merge with and into Holdings LLC, with Holdings LLC as the surviving company (the “LLC Merger” and, together with the Company Merger, the “Mergers”).
Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Company’s definitive proxy statement, dated August 10, 2022 (the “Definitive Proxy Statement”), including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Definitive Proxy Statement and the appendices thereto.
Capitalized terms used but not expressly defined in this Final Amendment shall have the respective meanings given to them in the Definitive Proxy Statement.
This Final Amendment is being filed pursuant to Rule 13E-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of this Transaction Statement. Except as otherwise set forth below, the information set forth in the Schedule 13E-3 remains unchanged. This Final Amendment is being filed to reflect certain updates as reflected below.
Item 15.   Additional Information
(c)   Other Material Information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:
On September 8, 2022, at the Special Meeting, Hemisphere’s stockholders voted to (i) approve and adopt the Merger Agreement, and approve the transactions contemplated thereby, including the Mergers (the “Merger Agreement Proposal”) and (ii) approve a non-binding, advisory proposal to approve certain compensation arrangements for the Company’s named executive officers in connection with the Mergers.

The Merger Agreement Proposal was approved by the affirmative vote of the holders of (i) a majority of the voting power of the outstanding Shares entitled to vote in accordance with the DGCL and (ii) a majority of the voting power of the outstanding Shares held by the Disinterested Stockholders. The holders of the outstanding Class A Shares and Class B Shares voted together as a single class. Each record holder of Class A Shares was entitled one (1) vote for each Class A Share owned of record on the Record Date and each record holder of Class B Shares was entitled to ten (10) votes for each Class B Share owned of record on the Record Date.
On September 13, 2022, the parties filed the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, pursuant to which the Company Merger became effective and Merger Sub 1 was merged with and into Hemisphere, with Hemisphere continuing as the surviving corporation in the Merger. As a result of the Merger, Hemisphere became a direct, wholly owned subsidiary of Parent.
On September 13, 2022, following the effectiveness of the Company Merger, the parties filed the LLC Certificate of Merger with the Office of the Secretary of State of the State of Delaware, pursuant to which the LLC Merger became effective and Merger Sub 2 was merged with and into Holdings LLC, with Holdings LLC continuing as the surviving company in the LLC Merger. As a result of the LLC Merger, Holdings LLC became a direct, wholly owned subsidiary of HMTV LLC.
At the effective time of the Mergers (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time, other than certain excluded Shares pursuant to the terms of the Merger Agreement, were cancelled and extinguished and automatically converted into and thereafter represent the right to receive an amount in cash equal to $7.00 per Share, payable to the holder thereof, without interest, subject to and in accordance with the terms and conditions of the Merger Agreement.
As a result of the Mergers, shares of Hemisphere securities have ceased to trade on Nasdaq and became eligible for delisting from Nasdaq and termination of registration under the Exchange Act. Hemisphere has requested that Nasdaq file with the SEC a notification of removal from listing on Form 25 with respect to the delisting of Hemisphere’s securities from Nasdaq. Hemisphere intends to file with the SEC a certification on Form 15 to terminate or suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.
Item 16.   Exhibits
The following exhibits are filed herewith:
Exhibit No.	Description
(a)(2)(i)	Definitive Proxy Statement of Hemisphere Media Group, Inc. (included in the Schedule 14A filed on August 10, 2022, and incorporated herein by reference) (the “Definitive Proxy Statement”).
(a)(2)(ii)	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(iii)	Letter to Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(5)(i)	Press Release, dated May 9, 2022 (incorporated by reference to Exhibit 99.1 to Hemisphere Media Group, Inc.’s Form 8-K (filed May 10, 2022) (File No. 001-35886)).
(a)(5)(ii)	June 2022 Presentation (incorporated by reference to Exhibit 99.1 to Hemisphere Media Group, Inc.’s Form 8-K (filed June 3, 2022) (File No. 001-35886)).
(c)(i)	Opinion of PJT Partners LP, dated May 7, 2022 (included as Annex D to the Definitive Proxy Statement, and incorporated herein by reference).
(c)(ii)	Opinion of Moelis & Company LLC, dated May 9, 2022 (included as Annex C to the Definitive Proxy Statement, and incorporated herein by reference).

Exhibit No.	Description
(c)(iii)*	Valuation Materials Underlying Fairness Opinion, dated March 7, 2022, of Moelis & Company LLC prepared for the Special Committee of Hemisphere Media Group, Inc.’s Board of Directors.
(c)(iv)*	Valuation Materials Underlying Fairness Opinion, dated April 24, 2022, of Moelis & Company LLC prepared for the Special Committee of Hemisphere Media Group, Inc.’s Board of Directors.
(c)(v)*	Valuation Materials Underlying Fairness Opinion, dated May 7, 2022, of Moelis & Company LLC prepared for the Special Committee of Hemisphere Media Group, Inc.’s Board of Directors.
(c)(vi)*	Valuation Materials Underlying Fairness Opinion, dated May 7, 2022, of PJT Partners LP prepared for the Special Committee of Hemisphere Media Group, Inc.’s Board of Directors.
(d)(i)	Agreement and Plan of Merger, dated May 9, 2022 by and among Hemisphere Media Group, Inc., Hemisphere Media Holdings, LLC, HWK Parent, LLC, HWK Merger Sub 1, Inc. and HWK Merger Sub 2, LLC (included as Annex A to the Definitive Proxy Statement, and incorporated herein by reference).
(d)(ii)	Voting and Support Agreement, dated as of May 9, 2022, by and among Hemisphere Media Group, Inc., HWK Parent, LLC and Gato Investments LP (included as Annex B to the Definitive Proxy Statement, and incorporated herein by reference).
(f)	Section 262 of the DGCL (included as Annex E to the Definitive Proxy Statement, and incorporated herein by reference).
(g)	Not Applicable.
107*	Filing Fee Table.

*
Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
HEMISPHERE MEDIA GROUP, INC.
By: /s/ Adam Reiss Name: Adam Reiss Title: Executive Vice President, Chief Legal Officer and Corporate Secretary
Date: September 13, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
HEMISPHERE MEDIA HOLDINGS, LLC
By: /s/ Alex J. Tolston Name: Alex J. Tolston Title: Corporate Secretary
Date: September 13, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
HWK PARENT, LLC
By: /s/ Adam Reiss Name: Adam Reiss Title: Vice President
Date: September 13, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
HWK MERGER SUB 1, INC.
By: /s/ Adam Reiss Name: Adam Reiss Title: Vice President
Date: September 13, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
HWK MERGER SUB 2, LLC.
By: /s/ Adam Reiss Name: Adam Reiss Title: Vice President
Date: September 13, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
GATO INVESTMENTS LP
By: Gemini Latin Holdings, LLC, its general partner By: /s/ Peter M. Kern Name: Peter M. Kern Title: Managing Member
Date: September 13, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
GEMINI LATIN HOLDINGS, LLC
By: /s/ Peter M. Kern Name: Peter M. Kern Title: Managing Member
Date: September 13, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Peter M. Kern
Peter M. Kern
Date: September 13, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
SEARCHLIGHT II HMT, L.P.
By: Searchlight II HMT GP, LLC, its general partner
By: /s/ Eric Zinterhofer Name: Eric Zinterhofer Title: Managing Member
By: /s/ Andrew Frey Name: Andrew Frey Title: Managing Member
Date: September 13, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
SEARCHLIGHT II HMT GP, LLC
By: /s/ Eric Zinterhofer Name: Eric Zinterhofer Title: Managing Member
By: /s/ Andrew Frey Name: Andrew Frey Title: Managing Member
Date: September 13, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Eric Zinterhofer Eric Zinterhofer
Date: September 13, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Andrew Frey Andrew Frey
Date: September 13, 2022